June 4, 2020

Via EDGAR

Division of Corporate Finance
Office Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Claire Erlanger
Martin James

Re:	SUNPOWER CORP
Form 10-K for the Year Ended December 29, 2019
Form 8-K furnished on May 7, 2020
File No. 001-34166

Ladies and Gentlemen,

SunPower Corporation, a Delaware corporation (the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 21, 2020 (the “Comment Letter”) in respect of (i) the Company’s Annual Report on Form 10-K (the “10-K”) for the year ended December 29, 2019 submitted on February 14, 2020 and (ii) Exhibit 99.1 of the Company’s Form 8-K (the “Press Release”) for the quarter ended March 29, 2019 submitted on May 7, 2020.
Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the aforementioned 10-K and Press Release.

Form 10-K for the Year Ended December 29, 2019
Notes to the Financial Statements Note 1. Organization and Summary of Significant Accounting Policies Summary of Significant Accounting Policies Revenue Recognition, page 105
1. We note from page 9 that you offer financing programs that are designed to offer customers a variety of options to obtain high efficiency solar products and systems, including loans arranged through your third-party lending partners. Please revise your revenue recognition policy in future filings to disclose the material payment terms of your contracts, to address whether your contracts have a significant financing component and, if so, to describe your accounting for the significant financing component. Refer to ASC 606-10-50-12 and ASC 606-10-32-15 through 32-20.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 4, 2020

Response: The Company acknowledges the Staff’s comment. The Company would like to inform the Staff that we offer an option to our residential customers to finance their purchase through a SunPower-branded loan financed by third-party lenders. Under such arrangements, customers enter into a purchase agreement for the solar power systems with the Company and a separate financing contract with the lender who advances the proceeds from the sale to the Company. The customer makes monthly payments to the third-party lender and the third-party lender bears all risk and does not have any recourse against the Company in the event of a customer default. Generally, there is no difference between the amount of promised consideration in contracts with customers who choose the loan financing option and the cash selling price of the promised goods. We receive approximately 99% of the purchase amount within seven days of completing installation of the system, which is typically 60 to 90 days from the signing of the purchase agreement for the solar power system. The remaining 1% is received shortly afterward, upon commissioning and testing. As such, the time period between the signing of the purchase agreement and collection of the purchase consideration from the third-party lender is short (usually, approximately three months). Therefore, we determined that our revenue arrangements under loans arranged through third-party lending partners do not contain a significant financing component in accordance with the guidance in ASC 606-10-32-16.
In future filings, we plan to include a disclosure substantially similar to the sample disclosure included in Appendix A (added disclosures expected to be presented in future filings have been underlined in the attached Appendix) to more clearly disclose the nature of the third-party loan arrangements.
Note 4. Business Divestiture and Sale of Assets, page 116
2. We note from your disclosure on page 118 that in connection with the sale and leaseback of the Hillsboro facility, you recognized a net gain of $25.2 million which is included within “cost of revenue: solar power systems, components, other.” In light of the fact that this is material to your gross profit for 2019, please explain to us why you believe it was appropriate to recognize this gain as a reduction to cost of revenues.
Response: The Company acknowledges the Staff’s comment. The Company wholly owned the Hillsboro manufacturing facility until it was sold to a third party in fiscal 2019. The facility is used to produce P-Series solar panels that the Company sells to its U.S. residential and commercial customers. As the Hillsboro manufacturing facility is primarily dedicated to manufacturing goods used in the Company’s revenue-producing activities, most of the costs that it incurs, including cost of materials, labor, assembly costs, manufacturing overhead, warranty costs, charges or gains from disposal of fixed assets, and other costs, are recognized as cost of revenues. The Company’s treatment of the costs incurred by the Hillsboro manufacturing facility is consistent with the Company’s treatment of costs attributable to its world-wide solar cell manufacturing and solar module assembly facilities for the manufacture of goods used in revenue-producing activities. Specifically, we respectfully note to the Staff that in fiscal 2018, we recognized a non-cash impairment charge of $355.1 million on our manufacturing assets located in the Philippines and Malaysia as a component of cost of revenues given the predominant nature and use of the assets being impaired.
The Company advises the Staff that, in determining it was appropriate to recognize the net gain noted in the Staff’s comment, the Company evaluated the requirements of Rule 5-03 of Regulation S-X and the disclosure requirements in other U.S. generally accepted accounting principles (“GAAP”) (e.g. ASC 360-10-45-5) and believe that the Company complied with the applicable requirements to present the gain recognized on the sale and leaseback of the Hillsboro facility as a component of income from continuing operations before income taxes. Lastly, we believe we have made adequate disclosures in the notes to the consolidated financial statements (Item 8) as well as in Management’s Discussion and Analysis (Item 7) included in the Form 10-K with respect to the inclusion of such gain in cost of revenues.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 4, 2020

Note 9. Commitments and Contingencies Product Warranties, page 130
3. We note from your warranty accrual activity disclosed at the top of page 133, that your settlements and adjustments during 2019 significantly exceeded prior years, as well as the amount you accrued for warranties during the period. Please explain to us the nature of the significant increase in the amount of warranty settlements and adjustments recognized in 2019 and support your conclusion that your product warranty liability is adequate as of December 29, 2019.
Response: The Company acknowledges the Staff’s comment. The Company generally provides a 25-year standard warranty for the solar panels that it manufactures for defects in materials and workmanship and specified system output performance. The Company maintains reserves to cover the expected costs that could result from these warranties, which are comprised of a solar panel product reserve to cover normal periodic warranty issues that may arise in the future based on the Company’s past experience and quality and reliability estimates, as well as a specific reserve to cover known isolated issues that arise on a more discrete basis. The solar panel product reserve is maintained to cover expected costs that could result from warranty claims in the form of product replacement or repair. The solar panel product reserve is based on the Company’s proprietary statistical model relying on inputs and assumptions around historical warranty claims, expected future replacement costs, results of accelerated lab testing, field monitoring, reliability estimates, and data on industry averages for similar products. The Company periodically reassesses its warranty reserves and adjusts the accruals as necessary based on its analysis. This re-assessment includes an annual update to its statistical warranty model and a detailed evaluation to ensure the solar panel product warranty accrual is within a range of reasonableness as defined in the Company’s warranty accounting policy. No further adjustments are made to the solar panel warranty reserve other than resulting from the consistent application of our warranty model.
Additionally, as noted above, from time to time, the Company records a specific accrual for warranty claims arising from discrete matters pertaining to known product or component defects, that are otherwise not covered in our solar panel product warranty reserve. We recorded specific accruals of this nature in fiscal 2018 pertaining to specifically identified product defects isolated to a subset of the installed base of SunPower solar systems for certain solar components. This specific accrual was based on the estimated cost of repair or replacement for all such components, irrespective of whether a claim was received or not. The substantial majority of our claims and settlements amount for fiscal 2019 is represented by the specific remediation of these issues, which are not expected to recur in coming years given our discontinued use of the defective parts.
As of December 29, 2019, we reassessed the reserve related to specifically identified product defects and ran the statistical warranty model on a consistent basis with prior periods and determined that no further changes were required to the accrual.
Selected Unaudited Quarterly Financial Data, page 160
4. We note that your disclosure of selected unaudited quarterly amounts reflects material fluctuations between quarters during 2019. In future filings, please revise to disclose the nature of any significant or unusual amounts that affected your quarterly earnings such as the gain on sale of commercial sales-leaseback properties, the gain on the mark to market investment, and the impairment of residential lease assets. See guidance in Item 302(a)(3) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment. Given the nature of the Company’s business and transactions recorded in each period, we often see fluctuations between quarterly financial results. The Company notes that these transactions, which include gain or loss on sale or impairment of assets, gain on mark-to-market investments, and gain on sale of commercial leaseback properties, have been appropriately disclosed and discussed in the footnotes to the consolidated financial statements included in the Form 10-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 4, 2020

Additionally, the Company notes that the seasonality of our business may also impact quarterly financial results. Historically, the largest percentage of our total revenues has occurred within the last two quarters of any fiscal year. This is due to weather patterns, industry-specific fluctuations, and economic incentives. The construction of solar power systems or installation of solar power components and related revenue may decline during cold winter months. Further, in the United States, many customers make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons. In addition, revenues may fluctuate due to the timing of project sales, construction schedules, and revenue recognition of certain projects, which may significantly impact the quarterly profile of the Company’s results of operations. The Company believes that the impact of seasonality and trends on our business has been appropriately disclosed in accordance with the requirements of Item 101(c) in Regulation S-K, in Part I, Item 1 of the Form 10-K. Business under the caption “Seasonal Trends and Economic Incentives” on page 19 of the Form 10-K.
In response to the Staff’s comment, as required by Item 302(a)(3) of Regulation S-K, if there are non-recurring or unusual items contributing to significant fluctuations between quarterly financial results, other than seasonality, we will include required disclosures of the nature of such items as part of the “Selected Unaudited Quarterly Financial Data” in our future filings.

Form 8-K filed on May 7, 2020
Exhibit 99.1 Earnings Release, page 1
5. We note that you present a non-GAAP revenue measure that reflects certain IFRS-based adjustments and an adjustment for construction revenue on solar services contracts that recognizes the related revenue upfront based on the expected cash proceeds to align with the legacy lease accounting guidance, and not ratably over the term of the contract as required by ASC 842. Your measures appear to substitute individually tailored revenue recognition and measurement methods for those of GAAP, which is not consistent with Rule 100(b) of Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this non-GAAP measure from your future presentations, or advise us. Our comment also applies to your non-GAAP gross profit, non-GAAP net income (loss) attributable to stockholders, and Adjusted EBITDA measures, which all reflect similar adjustments to GAAP revenue.
Response: The Company acknowledges the Staff’s comment. We will remove the referenced non-GAAP financial measures concerning legacy utility and power plant projects, and construction revenue on solar service contracts from our presentation of non-GAAP revenue, non-GAAP gross margin, non-GAAP net income (loss) attributable to stockholders, and Adjusted EBITDA in our future earnings releases.
6. We note that your non-GAAP gross profit, non-GAAP net income (loss) attributable to stockholders, and Adjusted EBITDA financial measures, all include an adjustment for cost of above-market polysilicon that management believes is appropriate to exclude as the amounts are not reflective of ongoing operating results. In light of the fact that these are inventory related items that you have recorded in each of the last several years, please explain to us why they would not be considered “normal, recurring, cash operating expenses” and tell us how you considered the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Alternatively, revise your future filings to remove this adjustment from your non-GAAP financial measures.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 4, 2020

Response: The Company acknowledges the Staff’s comment. The Company purchases polysilicon, the initial building block for its process of manufacturing silicon based solar panels, from suppliers. Due to a shortage of polysilicon experienced before 2011, the Company entered into long-term “take or pay” agreements with two of its polysilicon suppliers. These long-term agreements provided for fixed or inflation-adjusted pricing, substantial prepayment obligations, and firm purchase commitments that require the Company to pay for the polysilicon whether it accepts delivery or not. Since the inception of these arrangements, the global market has experienced an oversupply of polysilicon resulting in a rapid decline in polysilicon prices. As a result, these long-term “take or pay” agreements have caused the Company to pay for polysilicon at rates that are higher than those available in the market and at unfavorable payment terms as compared to terms available to its competitors.
The Company advises that the one remaining polysilicon supply agreement requiring SunPower to purchase contractual volumes of polysilicon at these rates will expire in the second quarter of 2021 and the Company cannot cancel or exit the agreement prior to the expiration date.
The Company has considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and is of the view that the above-market costs associated with the polysilicon agreements do not represent normal or recurring cash operating expenses to operate its business. While such costs are operating expenses, the Company does not believe the costs to be normal and recurring given the finite duration of the supply agreements and the significance of the above-market pricing as compared to prevailing rates for polysilicon available in the market. We believe that the supply agreements are not typical of those that are entered into by other companies in the Company’s peer group, nor will the agreements with the remaining supplier continue beyond their scheduled expiration; accordingly, the Company’s presentation of its non-GAAP performance measure excluding the cost of above-market polysilicon is intended to allow its investors to see the impact of these atypical and finite agreements on the Company’s business. The Company also believes that excluding the cost of above-market polysilicon from its non-GAAP performance measure provides meaningful insight into the Company’s long-term operating performance and comparability of results to others in the industry. Further, as disclosed in the notes to consolidated financial statements in Form 10-K for fiscal year 2019, the Company also excludes this above-market cost of polysilicon purchase from results of its operating segments in accordance with ASC 280-10-25-22 through 24, as it is not considered by our Chief Operating Decision Maker (“CODM”) in review of the performance and allocation of resources of operating segments.
Additionally, the Company previously announced (in the fourth fiscal quarter of 2019) its decision to separate certain non-U.S. operations and assets into an independent publicly traded company, Maxeon Solar Technologies Pte. Ltd., (“Maxeon”), in a spin-off transaction. Upon completion of the spin-off, the obligation to purchase above-market polysilicon will be retained by Maxeon. While Maxeon may continue to incur these costs for a longer period, the fact that the costs associated with these contracts will not be borne by the Company following the spin-off further illustrates their non-recurring character.
Given that these costs will not continue to be borne by the Company following the spin, the Company will remove this expense from its non-GAAP financial measures in future earnings releases for quarters subsequent to the second quarter of fiscal 2020 (i.e., starting with the earnings release for the third quarter of fiscal 2020).

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 4, 2020

* * * * * * *
If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (408) 457-2776.

Very truly yours,

/s/ MANAVENDRA S. SIAL
Manavendra S. Sial
Executive Vice President and Chief Financial Officer

cc:	Vichheka Heang, Vice President, Corporate Controller and Principal Accounting Officer, SunPower Corporation
Tim Hoxie, Partner, Jones Day

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 4, 2020

Appendix A
Item 1. Business section of our 10-K as follows -
We offer financing programs that are designed to offer customers a variety of options to obtain high efficiency solar products and systems, including loans arranged through our third-party lending partners, whereby customers enter into purchase agreements with us and a separate financing contract with a third-party lender, who advances the proceeds from the sale to us within 60 to 90 days of executing the contracts. In some cases, these third-party financing programs allow customers to acquire solar products and systems for no money down.

Additionally, we will include the following enhanced disclosure with respect to material payment terms for in our future filings as part of our revenue recognition accounting policy -

Payment Terms. Payment terms vary by contract. Generally, the majority of payments for our residential contracts are due within a certain number of days from shipment of goods or performance of service. The remainder is typically due upon final completion of service which is typically within 60 to 90 days of signing of the contract. Our payment terms do not generally contain a significant financing component.